Mail Stop 3561

July 31, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Roland M. Andersen
 Chief Financial Officer
TORM A/S
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

> **Re:** **Torm A/S**
> **Form 20-F for the year ended December 31, 2008**
> **Filed June 25, 2009**
> **File No. 0-49650**

Dear Mr. Andersen:

　　We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

　　Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F (Fiscal Year Ended December 31, 2008)

Operating and Financial Review and Prospects
Comparison of the Year Ended December 31, 2008 and…December 31, 2007
Vessels and dry-docking, page 45 and Impairment test, page 45

1.   See your disclosure where you indicate the market value of your fleet was "based on the average of three internationally acknowledged shipbrokers' valuations." In future filings, please revise to clarify, if true, that the third party shipbrokers "assisted" you in determining the market values of your fleet and that management determined there was no asset impairment. Your current disclosure implies you relied upon the valuations of the three internationally acknowledged shipbrokers and, as such, their consents as experts are required to be filed under Exhibit 23 when your Form 20-F is incorporated by reference into a `33 Securities Act Registration Statement and/or in the Registration Statement itself, as applicable. See Rule 436 of Regulation C and Item 601(b) of Regulation S-K. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which would be applicable to the extent your Form 20-F was incorporated by reference into any registration statement. Please revise in future filings to clarify the nature and extent of the involvement of valuation experts and management's reliance on the work of such experts.

Item 7B. Related Party Transactions, page 65

2.   The first paragraph under this heading appears to restrict related parties to members of the company's board and management, close family members of these individuals and companies that these individuals control or significantly influence. In future filings, please clarify that you are providing information regarding related party transactions as such term is defined by Item 7B of Form 20-F.

Item 16A. Audit Committee Financial Expert, page 85

3.   In future filings, please state whether your audit committee financial expert is independent as that term is defined in the listing standards applicable to your company.

Financial Statements

Note 1. Changes in Accounting Policies and Presentation, page F-8

4.   We note the change in your accounting policy for the recognition of investments in joint ventures. Please provide us with your reasons under the guidance in IAS 31, Interests in Joint Ventures, for changing to the equity method for fiscal year 2008, whereas in previous years such investments in joint ventures were recognized on a pro rata basis. We note that IAS 31 was effective for annual periods beginning on or after January 1,

2005. Please also tell us which of your significantly held investments in joint ventures were impacted by this change. We note that your December 31, 2008 audited balance sheet line item "Investments in jointly controlled entities" has a zero balance for the 2007 comparative period, and it appears that the balance at December 31, 2008 pertains to your 50% joint venture of FR8 Holdings Pte Ltd. (i.e., acquired in March 2008). Please advise.

Note 31 – Final OMI Pre-Acquisition Balance Sheet, page F-54

5.   We note your various disclosures throughout the filing concerning the acquisition of OMI in a 50/50 joint venture with Teekay Shipping Corporation ("Teekay"). For clarity, in future filings please provide a narrative discussion, preferably in MD&A and in the financial statement notes, that discloses that you and Teekay each acquired, through a joint venture entity named Omaha, Inc., the assets of OMI Corporation ("OMI") and divided such assets between you. Disclose that the joint venture was entered into June 8, 2007 and discuss how you accounted for your interest in this joint venture for the period from June 8, 2007 through July 31, 2007, and for the subsequent period beginning with the effective date of August 1, 2007, when the vast majority of activities (i.e., presumably the assets of OMI) were transferred from the joint venture to yourself and Teekay. We note your disclosure in the second paragraph under the heading "Comparison of the Year December 31, 2007…2006" on page 46; however, we believe this disclosure should be included in a more prominent section of MD&A and expanded for additional clarity.

6.   Discuss the remaining assets, if any, in the joint venture with Teekay, as it does not appear that you hold an interest as of December 31, 2008, given that the balance sheet line item ""Investments in jointly controlled entities" appears to primarily pertain to your March 2008 equity investment in FR8 Holdings Pte. Ltd. Discuss when and how the joint venture agreement with Teekay, as it pertains to the acquisition of OMI has ceased or ended, and/or discuss any remaining activities of the joint venture with Teekay. Please also advise supplementally of your continuing relationship with Teekay and the joint venture arrangement of Omaha Inc.

7.   As the purchase acquisition of OMI and/or your equity method investment in the Omaha Inc. joint venture was considered significant under Rules 3-05 and/or Rule 3-09 of Regulation S-X, tell us whether or not you have previously filed audited financial statements of Omaha Inc. If not, tell us your reason(s).

Item 19. Exhibits

8.   We are unable to locate Exhibits 4.3 or 4.4 on EDGAR, which you incorporate by reference. Please revise to include file numbers or re-file these exhibits, including all exhibits and schedules listed in the table of contents of the agreements.

9.   We note your disclosure on pages 70-71 regarding certain loan agreements and credit facilities. Please file as an exhibit every contract that is material to you, including all

exhibits and schedules listed in the table of contents of the agreements. Refer to Instruction 4 of Instructions as to Exhibits of Form 20-F.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, if you have questions regarding comments on the financial statements and related matters, and Michelle Lacko, Staff Attorney, at (202) 551-3240, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief